Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229951

Thermo Fisher Scientific (Finance I) B.V.

€1,750,000,000 0.800% Senior Notes due 2030 (“2030 Notes”)

€1,500,000,000 1.125% Senior Notes due 2033 (“2033 Notes”)

€1,250,000,000 1.625% Senior Notes due 2041 (“2041 Notes”)

€750,000,000 2.000% Senior Notes due 2051 (“2051 Notes”)

October 6, 2021

Pricing Term Sheet

Issuer:	Thermo Fisher Scientific (Finance I) B.V.

Guarantor:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Securities:	0.800% Senior Notes due 2030 1.125% Senior Notes due 2033 1.625% Senior Notes due 2041 2.000% Senior Notes due 2051

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (Stable) / BBB+ (Positive) / BBB+ (Stable)

Aggregate Principal Amount:	2030 Notes: €1,750,000,000 2033 Notes: €1,500,000,000 2041 Notes: €1,250,000,000 2051 Notes: €750,000,000

Stated Maturity Date:	2030 Notes: October 18, 2030 2033 Notes: October 18, 2033 2041 Notes: October 18, 2041 2051 Notes: October 18, 2051

Issue Price:	2030 Notes: 99.810% of the principal amount 2033 Notes: 99.732% of the principal amount 2041 Notes: 98.171% of the principal amount 2051 Notes: 99.331% of the principal amount

Coupon (Interest Rate):	2030 Notes: 0.800% per annum, paid annually 2033 Notes: 1.125% per annum, paid annually 2041 Notes: 1.625% per annum, paid annually 2051 Notes: 2.000% per annum, paid annually

Mid-Swaps Yield:	2030 Notes: 0.122% 2033 Notes: 0.299% 2041 Notes: 0.534% 2051 Notes: 0.530%

Spread to Mid-Swap:	2030 Notes: +70 basis points 2033 Notes: +85 basis points 2041 Notes: +120 basis points 2051 Notes: +150 basis points

Yield to Maturity:	2030 Notes: 0.822% 2033 Notes: 1.149% 2041 Notes: 1.734% 2051 Notes: 2.030%

Benchmark Bund:	2030 Notes: DBR 0.000% due August 2030 2033 Notes: DBR 0.000% due August 2031 2041 Notes: DBR 4.750% due July 2040 2051 Notes: DBR 0.000% due August 2050

Benchmark Bund Price / Yield:	2030 Notes: €102.500 / -0.279% 2033 Notes: €101.875 / -0.188% 2041 Notes: €187.740 / 0.046% 2051 Notes: €91.885 / 0.294%

Spread to Benchmark Bund:	2030 Notes: +110.1 basis points 2033 Notes: +133.7 basis points 2041 Notes: +168.8 basis points 2051 Notes: +173.6 basis points

Interest Payment Dates:	October 18 of each year, commencing on October 18, 2022

Day Count Convention:	Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Following, unadjusted

Make-Whole Call:

2030 Notes: +20 basis points (prior to July 18, 2030)

2033 Notes: +20 basis points (prior to July 18, 2033)

2041 Notes: +25 basis points (prior to April 18, 2041)

2051 Notes: +30 basis points (prior to April 18, 2051)

Par Call:	2030 Notes: On or after July 18, 2030 2033 Notes: On or after July 18, 2033 2041 Notes: On or after April 18, 2041 2051 Notes: On or after April 18, 2051

Settlement Date:	October 18, 2021 (T+7)

Trade Date:	October 6, 2021

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro. If the euro is unavailable to the issuer or, in the case of the guarantee, the guarantor, due to the imposition of exchange controls or other circumstances beyond the issuer’s or the guarantor’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer, or, in the case of the guarantee, the guarantor or so used.

Payment of Additional Amounts:	Subject to certain exceptions and limitations, the issuer and the guarantor may be required to pay as additional interest to certain holders of notes such amounts as may be necessary so that every net payment on such holders’ notes after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon, or as a result of, such payment by the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such holders’ notes to be then due and payable.

Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of a series of notes in the event of certain changes in the tax law of the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein) if, in the written opinion of independent counsel chosen by the issuer or the guarantor, there is a material probability that the issuer or the guarantor will become obligated to pay additional interest on such series of notes as described above under “Payment of Additional Amounts.” The redemption would be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event (as defined in the prospectus supplement related to the notes), with respect to any series of notes, the issuer may, in certain circumstances, be required to make an offer to purchase such series of notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN / Common Code:	2030 Notes: XS2366407018 / 236640701 2033 Notes: XS2366415110 / 236641511 2041 Notes: XS2366415201 / 236641520 2051 Notes: XS2366415540 / 236641554

Listing:	Application has been made for the notes to be admitted to the Official List of Euronext Dublin and traded on the GEM of Euronext Dublin. If such a listing is obtained, the issuer has no obligation to maintain such listing and may delist the notes at any time.

Eurosystem Eligibility:	The notes are intended to be held in a manner that will allow for Eurosystem eligibility. This means that the notes are intended upon issue to be deposited with a Common Safekeeper for Euroclear Bank SA/NV and Clearstream Banking, S.A. and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem, either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent:	The Bank of New York Mellon, London Branch

Joint Book-Running Managers:

Barclays Bank PLC

Morgan Stanley Europe SE

BofA Securities Europe SA

Citigroup Global Markets Europe AG

Mizuho Securities Europe GmbH

BNP Paribas

Credit Suisse Bank (Europe), S.A.

Deutsche Bank Aktiengesellschaft

HSBC Bank plc

ING Bank N.V., Belgian Branch

MUFG Securities (Europe) N.V.

SMBC Nikko Capital Markets Europe GmbH

U.S. Bancorp Investments, Inc.

Wells Fargo Securities Europe S.A.

Co-Managers:

Academy Securities, Inc.

AmeriVet Securities, Inc.

Blaylock Van, LLC

BNY Mellon Capital Markets, LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Nordea Bank Abp

R. Seelaus & Co., LLC

RBC Europe Limited

Scotiabank Europe plc

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

We expect to deliver the notes against payment for the notes on or about October 18, 2021, which is the seventh business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to October 18, 2021 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The guarantor has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) (including a prospectus), filed by the issuer and the guarantor, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement, as amended, and other documents the guarantor has filed with the SEC for more complete information about the guarantor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus and prospectus supplement thereto if you request it by calling Barclays Bank PLC at +1 888 603 5847, Morgan Stanley Europe SE at +44 (0)20 7677 4799, BofA Securities Europe SA at +33(0) 1 8770 0000, Citigroup Global Markets Europe AG at +1 800 831 9146 or Mizuho Securities Europe GmbH at +49 69 42729 3000.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID and/or UK PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs and/or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

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